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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 0 1 2002 385 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schneider Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Lincoln Street, Suite 900
(No. and Street)

Denver	Colorado	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terri E. Lowe 303-837-9200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name — *if individual, state last, first, middle name*)

1700 Lincoln Street Suite 3400	Denver	Colorado	80203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

I, Terry E. Lowe affirm that, to the best of my knowledge and belief, the accompanying statement of financial conditional pertaining to the firm of **Schneider Securities, Inc.** as of and for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Terri E. Lowe
Signature

Chief Financial Officer
Title

Claire Barbera
Notary Public

My Commission Expires Sept. 4, 2004

This report ** contains (check all that are applicable):

X	(a)	Facing page
X	(b)	Statement of financial condition
	(c)	Statement of operations
	(d)	Statement of cash flows
	(e)	Statement of stockholder's equity
	(f)	Statement of changes in liabilities subordinated to claims of general creditors
	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3
	(i)	Information relating to the possession or control requirements under Rule 15c3-3
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC supplemental report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
	(o)	Independent accountants' report on internal control structure

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Schneider Securities, Inc.

Accountants' Report and Statement of Financial Condition

December 31, 2001

Schneider Securities, Inc.
December 31, 2001

Contents

Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705
bkd.com

Independent Accountants' Report

Board of Directors
Schneider Securities, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Schneider Securities, Inc. (a wholly-owned subsidiary of Schneider Financial Corporation), as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Schneider Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Denver, Colorado
February 1, 2002

Schneider Securities, Inc.
(A Wholly-Owned Subsidiary of Schneider Financial Corporation)
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	136,230
Deposit with clearing organization		1,430,745
Marketable securities owned, at market value		4,092,981
Furniture and equipment at cost, net of accumulated depreciation of $463,636		150,872
Prepaid expenses and other		163,378
	$	5,974,206

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	440,534
Payable to clearing organization		2,742,618
Securities sold, not yet purchased, at market value		482,853
Salaries and commissions payable		345,030
Accrued payroll taxes		227,925
Deferred rent		67,161
		4,306,121
Subordinated Borrowings		1,000,000
Stockholder's Equity		668,085
	$	5,974,206

See Notes to Financial Statement

Schneider Securities, Inc.
(A Wholly-Owned Subsidiary of Schneider Financial Corporation)
Notes to Financial Statement
December 31, 2001

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Schneider Securities, Inc. (Company), a Colorado corporation, was formed on April 16, 1985, for the purpose of conducting business as a broker-dealer in securities and is a wholly-owned subsidiary of Schneider Financial Corporation (Parent).

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Off-Balance Sheet Risk

As discussed above, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of December 31, 2001, cash equivalents consisted of money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Schneider Securities, Inc.
(A Wholly-Owned Subsidiary of Schneider Financial Corporation)
Notes to Financial Statement
December 31, 2001

Revenue Recognition and Securities Transactions

Proprietary security transactions and commission income and expense related to customers' securities transactions are recorded on a trade date basis, which is the due date a transaction is executed. Securities owned and securities sold, not yet purchased are valued at market with the resulting unrealized gains and losses included in earnings for the current year.

Underwriting fees are recorded at the time the services have been provided pursuant to the underwriting agreement and the income is reasonably determined. Advisory fees are recognized at the time services are provided in accordance with the contracts.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using both the straight-line and accelerated methods.

Income Taxes

The Company's operations are included in the income tax returns of the Parent. Income taxes have been provided as if the Company was filing separate income tax returns.

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Operating Leases

The Company leases office space providing for escalating rent over time. The Company records rent expense on a straight-line basis over the term of the lease. The excess of rent expense recognized over rental payments is reflected as "deferred rent" in the accompanying statement of financial condition.

Note 2: Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 2,432,245	$ 22,452
Corporate bonds	596,063	214,432
Corporate stocks	1,064,673	245,969
	$ 4,092,981	$ 482,853

Note 3: Operating Leases

In the ordinary course of business the Company enters into certain noncancellable operating leases which have been mainly for office space and equipment. Total future minimum rental commitments under these operating leases are as follows:

Years ending:

2002	$ 678,000
2003	616,000
2004	510,000
2005	449,000
2006	178,000
Future minimum lease payments	$ 2,431,000

Schneider Securities, Inc.
(A Wholly-Owned Subsidiary of Schneider Financial Corporation)
Notes to Financial Statement
December 31, 2001

Note 4: Significant Estimates and Concentrations

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Litigation

The Company, along with other broker-dealers, corporations and individuals, has been named as a defendant in lawsuits and claims incidental to its securities business. The Company, along with others, may also be subject to certain unasserted claims and assessments arising from its activities as a securities broker-dealer. Certain of these lawsuits, claims and unasserted claims involved significant or unspecified damages. Management believes these matters are without merit or has meritorious defenses with respect thereto and intends to vigorously defend itself concerning these matters. However, the matters are in preliminary stages and/or involve complex legal issues. Accordingly, management is unable to determine whether any liability will result and, if so, whether any such liability would be significant to the financial position and results of operations of the Company. Management has recorded reserves of $100,000 for certain lawsuits and claims. The amount of loss that ultimately might be sustained could differ materially from amounts currently recorded.

Commissions

Significantly all the Company's commissions are earned from the trading of marketable securities and debt instruments in the public market. Any decrease or suspension of trading in these public markets could have a material effect on the financial condition of the Company.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $821,871 and $250,000, respectively. The Company's net capital ratio was 1.31 to 1.

Note 6: Income Taxes

The tax effect of temporary differences related to deferred taxes shown on the balance sheet were:

Deferred tax assets	
Notes to brokers	$ 80,000
Accrued liabilities	40,000
Deferred rent liability	26,000
Net operating loss carryforward	500,000
	646,000
Deferred tax liabilities	
Accumulated depreciation	(2,000)
Net deferred tax asset before valuation allowance	644,000
Valuation allowance	
Beginning balance	(50,000)
Increase during the period	(594,000)
Ending balance	(644,000)
Net deferred tax asset	$ -

The Company has unused federal operating loss carryforwards of approximately $1,150,000, which expire in 2020 and 2021. The Company also has various state operating loss carryforwards of approximately $1,790,000, which expire between 2011 and 2021.

Note 7: Liabilities Subordinated to the Claims of General Creditors

The borrowing under a subordination agreement at December 31, 2001, is owed to the clearing organization as follows:

Interest at 5% over LIBOR rate (1.90% at December 31, 2001), due December 31, 2002.	$ 1,000,000

The subordinate borrowing is unsecured and is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Schneider Securities, Inc.
(A Wholly-Owned Subsidiary of Schneider Financial Corporation)
Notes to Financial Statement
December 31, 2001

Note 8: Subsequent Event

Subsequent to December 31, 2001, the controlling interest in the Parent was acquired by a new shareholder. As part of this change in control, the Parent has agreed to contribute approximately $378,000 of capital to the Company.